

Mail Stop 4631

October 1, 2015

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re:** **Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 1, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 10, 2015**
> **File No. 1-36436**

Dear Mr. George:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 29

1. We note your explanation for the increase in foreign income before income taxes as a percentage of worldwide income before income taxes. Please tell us about the strategic supply chain reorganization completed during fiscal year 2015 and how this reorganization resulted in increased compensation earned by foreign-based global product sourcing organization and how that resulted in increased income earned by your foreign operations.

2. We note from the disclosures in Note 11 that depreciation and amortization significantly increased by 684.6% and 50.9% during fiscal year 2015 for UGG brand wholesale and

unallocated overhead, respectively. Please expand your disclosures to discuss the facts and circumstances leading to the material increases.

3. We note that the increase in selling, general and administrative expense for fiscal year 2015 was in part due to increased retail operating expenses for new stores, which also contributed to the decline in Retail Stores income from operations margin of 15.1% for fiscal year 2015 as compared to 20.1% for fiscal year 2013. It appears that the per new store operating expense significantly increased for fiscal year 2015 as compared to fiscal year 2013. Please expand your discussion and analysis to discuss the underlying factors that cause the increase in the operating expenses when considering the corresponding number of new stores for the period.

4. We note that other comprehensive loss resulted in a decrease to total comprehensive income of 12.9% for fiscal year 2015, which far exceeds the impact for the other periods presented. Please expand your disclosure to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments that led to the adjustment recognized.

(11) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

5. We note that during fiscal year 2015 you converted seven retail stores in China to partner retail stores and that you intend to convert additional retail stores in China to partner retail stores along with new retail stores opened by partners in China. Please tell us the carrying value of these retail stores prior to the transactions, material terms of these transactions, and the impact to your consolidated financial statements.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 22

6. Please quantify the impact of changes in volumes and pricing to the changes in net sales and loss from operations for the Direct-to-Consumer (DTC) reportable segment. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

7. Please provide a more comprehensive discussion and analysis of the material factors impacting net sales and loss from operations for the DTC reportable segment. In this regard, we note your discussion and analysis provided during the earnings call by David Powers, President of Deckers Brands. Please note that to the extent an underlying business is materially impacting the segment results, disaggregated analysis of that business may be necessary. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

8. We note that you recognized a $3.3 million increase to allowance for doubtful accounts during the first quarter of fiscal year 2016, which is a significant increase over the prior year period, an increase over the annual allowance increases, and a negative impact to loss from operations by 5.1%. Please expand your disclosure to provide an analysis of the material facts and circumstances resulting in management's determination that the corresponding receivables related to your UGG brand wholesale business are uncollectible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, or in her absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction